Ex99.60

Routemaster Capital (NEO: DEFI, GR: RMJR), a Company in the Decentralized Finance Sector, Appoints
Teeka Tiwari as Executive Chairman

TORONTO, Feb. 18, 2021 (GLOBE NEWSWIRE) -- Routemaster Capital Inc. (the “Company” or “Routemaster”) (NEO: DEFI, GR: RMJR) is pleased to announce it has appointed Teeka Tiwari as Executive Chairman of the Company. Mr. Tiwari, as an investment analyst, is credited as being one of the first experts to explore cryptocurrencies. He writes the most widely read premium crypto newsletter in the world, Palm Beach Confidential, and was voted “The Most Trusted Person in Crypto” in July 2019 when Cindicator polled over 130,000 analysts. Mr. Tiwari is considered to be among the world’s premier cryptocurrency analysts. Mr. Tiwari is commonly referred to as Big T by his followers.

Mr. Tiwari is a former Wall Street executive having started as Lehman Brothers youngest employee at eighteen and becoming the youngest Vice President in Shearson Lehman’s history at twenty. In 2003, he left to start his own small private equity firm that he ran for ten years. In 2005, he co-founded the online investment education company, the Institute For Individual Investors, and in 2013, he joined the Palm Beach Research Group serving as a consultant and editor for multiple crypto and investment newsletters.

“Decentralized Finance is in my opinion, the single biggest world changing, wealth generating trend since the commercialization of the internet,” said Mr. Tiwari. “Routemaster Capital together with DeFi Holdings has a well-articulated vision of how to add the most value to its stakeholders and to the DeFi community as a whole as this massive trend unfolds. I’m thrilled to contribute to Routemaster’s mission of bringing decentralized finance opportunities to retail investors and institutions alike.”

“I am excited to have Teeka Tiwari join Routemaster as Executive Chairman,” said Wouter Witvoet, CEO of Routemaster. “His wealth of experience in crypto and the decentralized finance space will help the Company grow its footprint. His Palm Beach Confidential newsletter, read by over 600,000 subscribers, has made it possible for individuals to understand the markets and get access to unique insights in order to make their investment decisions. As Executive Chairman, Teeka Tiwari will be instrumental in helping the Company identify, navigate and execute on opportunities in decentralized finance.”

About Routemaster Capital Inc.:

Routemaster Capital Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:

Wouter Witvoet
Chief Executive Officer
wouter@defiholdings.ca

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the appointment of Mr. Tiwari as Executive Chairman; the Defi Holdings business; the pursuit by Routemaster of investment opportunities; and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

NEITHER THE CANADIAN SECURITIES EXCHANGE NOR ITS REGULATION SERVICES PROVIDER HAS REVIEWED OR ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS   RELEASE.